ISSUER FREE WRITING PROSPECTUS
Dated February 7, 2013
Filed Pursuant to Rule 433
Registration No. 333-164313

PHILLIPS EDISON-ARC SHOPPING CENTER REIT INC.
FREE WRITING PROSPECTUS

Phillips Edison – ARC Shopping Center REIT Inc. (the “Company”) filed a registration statement on Form S-11 (including a prospectus) with the SEC on January 13, 2010 and the registration statement became effective on August 12, 2010. This communication relates to such offering. Before you invest, you should read the prospectus contained in the registration statement and other relevant documents the Company has filed with the SEC for more complete information about the Company and this offering. You may obtain these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. The Company’s final prospectus, dated October 26, 2012, and supplements thereto are available on the SEC Web site: http://www.sec.gov/Archives/edgar/data/1476204/000119312513026373/d474798dposam.htm and http://www.sec.gov/Archives/edgar/data/1476204/000119312513037968/d480655d424b3.htm.

Alternatively, the Company or Realty Capital Securities, LLC, the dealer manager participating in the offering, or any other dealer participating in the offering will arrange to send you the prospectus and/or supplements thereto if you request them by calling toll-free 1-877-373-2522.

The article below was originally published online by National Real Estate Investor on February 6, 2013. The article reported on certain statements made by Jeffrey Edison, Co-Chairman of the Board and Chief Executive Officer of the Company.  The article was not prepared by the Company. National Real Estate Investor, the publisher of the article, routinely publishes articles on real estate and investment news. National Real Estate Investor is not affiliated with the Company, and no payment was made nor was any consideration given to National Real Estate Investor by or on behalf of the Company or in connection with the publishing of the article. Statements in the article that are not attributed directly to Mr. Edison represent the author’s or others’ opinions and are not endorsed or adopted by the Company.

Please note that the author’s statement that the Company prohibits related party transactions is inaccurate.  However, the Company has adopted best practices guidelines on affiliated transactions that prevent the Company, with certain exceptions, from entering into co-investments or any other business transaction with any other Phillips Edison- or American Realty-affiliated entity. The exceptions under these guidelines do allow the Company to enter into (i) transactions specifically contemplated by its prospectus, (ii) roll-up transactions that comply with the requirements set forth in the Company’s charter (provided that the roll-up transaction is not with programs sold through broker-dealers and sponsored by Phillips Edison or American Realty Capital), and (iii) funding transactions, including loans, with the Company’s advisor and sub-advisor or another Phillips Edison- or American Realty Capital-affiliated entity. Except when in connection with permitted roll-up transactions, the Company may not purchase any asset from, or sell any asset to, any Phillip Edison- or American Realty Capital-affiliated entity.

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Nontraded REITs Push for Industry Change on Fees

By Beth Mattson-Teig, Contributing Writer

Nontraded REITs are raising the bar on best practices. Ultimately, their end game is to bring greater liquidity, better transparency, reduced fees and more investors to the industry.

Case in point is Cincinnati-based Phillips Edison – ARC Shopping Center REIT Inc. In January, the company announced that it would eliminate payment of asset management fees in cash. Instead, the company’s advisor will receive class B-operating partnership units. In addition, that compensation will also be tied to specific performance hurdles. “We basically waive our asset management fee unless we get our return to the investor,” says Jeff Edison, co-chairman and CEO at Phillips Edison – ARC.

That move is a continuation of a larger process to align the company’s interests more closely with that of its investors, notes Edison. For example, when the REIT first launched in 2010, it chose to eliminate the internalization fee, which at that time was still standard practice across the industry. The REIT also has adopted other best practices to enhance transparency and credibility with investors, such as prohibiting related party transactions and requiring financial investment by management in the REIT.

The recent Phillips Edison – ARC announcement follows on the heels of a similar decision made last October by American Realty Capital New York Recovery REIT. The REIT also opted to eliminate the payment of its asset management fees in cash.

Such moves are examples of bigger structural changes sweeping the nontraded REIT industry. Clearly, transformation and innovation are occurring within the industry, notes Vee Kimbrell, a managing partner at Blue Vault Partners in Cumming, Ga. In addition to reduced fees, there have been a number of industry firsts in recent months that are evident of a “new way of thinking” for the industry, he adds.

For example, some nontraded REITs are moving towards developing offerings that have multiple share classes with various price structures. More REITs also are offering daily priced shares. Currently, nontraded REITs that offer daily priced shares make up 18 percent of all REITs raising capital from investors, according to Blue Vault.

Part of what is fueling that broader industry shift is a vision that the industry could be a lot bigger than it is today. “We want to grow the pie and expand the non-traded REIT space, because we see it as a strong, efficient vehicle and an important part of the portfolio for a lot of investors,” says Edison. “The way to do that is to keep moving the industry towards more investor-friendly pieces of the overall structure of the deal.”

Currently, there are 72 nontraded REITs. Total sales in 2012 are estimated to be approximately $10.6 billion, which is a 23 percent increase over 2011 sales of $8.6 billion, according to Blue Vault.

Changes that began emerging in the past several years appear to be gaining momentum. One of the key issues that remains at the forefront is reducing the fee structure. The REITs have drawn fire for their high fees with initial fees at some REITs in excess of 11 percent. That criticism has certainly been a catalyst for nontraded REITs to revamp their fee structure and eliminate some fees altogether.

“Based on our research, we note that there has been a decline in the up-front sales and marketing fees associated with nontraded REITs over the past three years,” says Kimbrell. The industry has seen a slight decline from an average of 10.8 percent in front-end fees in 2010 to 10.2 percent in 2011 and 9.9 percent in 2012, according to Blue Vault.

One key fee on the chopping block in recent years has been for internalization. Last fall, for example, Newport Beach, Calif.-based KBS REIT II was the latest nontraded REIT to announce that it would eliminate any internalization fees or compensation that would be paid to its advisor, KBS Capital Advisors LLC, in the case of an internalization transaction.

The move to eliminate internalization fees actually began a few years ago. In 2008, Healthcare Trust of America, which is now a publicly traded REIT, was one of the first companies to transition into a self-managed company without taking an internalization fee. In June 2010, Grubb & Ellis (now Griffin-American) and American Realty Capital also eliminated their internalization fees. In addition, several of the firms that American Realty Capital was helping to raise money for also eliminated their internalization fees. “I think these events began to set the stage for other companies to follow suit on a broader scale and we saw momentum pick up in 2011 and 2012,” says Kimbrell.

Those changes will likely continue in the coming year as REITs face more competitive pressure to reduce fees and make the structure more attractive to investors.